July 26, 2019

Sean Douglas
Chief Financial Officer
Huntsman CORP
Huntsman International LLC
10003 Woodloch Forest Driv
The Woodlands, Texas 77380

       Re: Huntsman CORP
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed: February 12, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2018
           Filed: April 30, 2019
           File No. 001-32427
           Huntsman International LLC
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed: February 12, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2018
           Filed: April 30, 2019
           File No. 333-85141

Dear Mr. Douglas:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 4. Discontinued Operations and Business Disposition, page F-27

1. We note that notwithstanding your remaining 49% interest in Venator, you continue to reflect this business as discontinued operations. Please tell us how you considered the
 Sean Douglas
Huntsman CORP
July 26, 2019
Page 2
         nature, time frame and extent of this continuing involvement in Venator in your determination that the disposition of your 51% interest resulted in a strategic shift that has had (or will have) a major effect on your results of operations and financial results such that this disposition qualified for discontinued operations presentation. Refer to ASC 205-
         20-45-1B. Please ensure your response addresses any changes to your plans subsequent to
         Venator's IPO and address the guidance in ASC 205-20-45-1E.f. Also, explain the extent of your involvement in Venator's operations subsequent to it's IPO and subsequent to your deconsolidation. Finally, address your intentions with regard to the time frame of your continued involvement and explain how you contemplated the guidance in ASC 205-
         20-45-1E.e. In this regard, we note from your earnings calls that the determination to sell your remaining interest is dependent on the future stock price of Venator.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Note 4. Discontinued Operations and Business Dispositions, page 20

2. We note that the $75 million fair value adjustment to your investment in Venator appears material to your results of operations. Please tell us what consideration was given to providing the disclosures required by Rule 4-08(g) of Regulation S-X for this investment.
          In this regard, we believe that the income test set forth in Rule 1-02(w) should be computed using as the numerator the change in the fair value reflected in your income statement rather than the equity in earnings of the investee.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or Jeanne Baker,
Assistance Chief Account, at (202) 551-3691 or Terence O'Brien, Accounting Branch Chief, at
(202) 551-3355 if you have questions regarding comments on the financial statements and related matters.



                                                                Sincerely,
FirstName LastNameSean Douglas
                                                                Division of
Corporation Finance
Comapany NameHuntsman CORP
                                                                Office of
Manufacturing and
July 26, 2019 Page 2                                            Construction
FirstName LastName